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                             July 13, 2023

       Zhen Fan
       Chief Executive Officer
       Haoxi Health Technology Ltd
       Room 801, Tower C, Floor 8
       Building 103
       Huizhongli, Chaoyang District
       Beijing, China

                                                        Re: Haoxi Health
Technology Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 28,
2023
                                                            CIK No. 0001954594

       Dear Zhen Fan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration on Form F-1 Submitted on June 28, 2023

       Cover Page

   1. We note your response to comment 1 and reissue in part. We acknowledge your new disclosure stating that
there have been no transfers or cash flows from the Company to the subsidiaries. However,
we note your disclosure, on pages 5 and 29, that your rely to a significant extent on
dividends and other distributions on equity paid by Haoxi Beijing to find offshore cash and
financing requirements. Please confirm that despite this reliance,
                                                        Haoxi Beijing has not
made any dividends or distributions to you to date.
 Zhen Fan
Haoxi Health Technology Ltd
July 13, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For Six Months Ended December 31, 2021 and 2022
Revenue, page 67

2. Please revise your disclosure to clarify the reason for the increase in average revenue per advertiser customer from $45,408 at December 31, 2021 to $50,070 at December 31,
         2022. Your current disclosure citing Ocean Engine and ByteDance as the reason is not clear on how these relationships impacted your revenue, as you disclose these relationships reduced your costs. Describe the extent the increase in revenues for the six months ended is attributable to the impact of changes in price or volume/amount of services sold, or to the introduction of new services. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4.a of Form F-1. Consider the preceding in your discussion of the change in revenue between fiscal years 2022 and 2021. In connection with the annual analysis, it is not clear how your current disclosure of higher advertisement expenditure by your health care clients due to your commitment and expertise contributes to higher average revenue per client in 2022 compared to 2021.
3. On page 67, as well as pages 10 and 43, you disclose more people have opted to use various online services since the beginning of the COVID-19 pandemic, which you state is the reason for the increase in your revenues for the six months ended December 31,
         2022 compared to the six months ended December 31, 2021. However, we note the number of your customers decreased from 242 at June 30, 2022 to 183 at December 31,
         2022. Please discuss the reason for this decrease and reconcile this with the your statement noted in the first sentence. We also note the average revenue per client was
         $50,070 at December 31, 2022, $66,489 at June 30, 2022 and $53,089 at
June 30, 2021.
         Discuss the reason why the average revenue per client was lower at December 31, 2022 than the other noted points in time.
Consolidated Statements of Cash Flows
Years Ended June 30, 2022 and 2021, page F-6, page F-6

4. Please reconcile for us the net of proceeds from short-term borrowings of $329,869 and repayment of short-term borrowings of $52,062 for fiscal 2022 shown here with the increase in short-term loans between June 30, 2022 and 2021 of $260,585 shown on the annual balance sheets.
Condensed Unaudited Consolidated Statements of Changes in Accumulated Deficit For the Interim Periods Ended June 30, 2021 and June 30, 2022, page F-30 FirstName LastNameZhen Fan
5. Amounts for "Net income" and "Capital injections" in the "Total shareholders' deficit"
Comapany   NameHaoxi
       column            Healthperiod
               for the interim  Technology  Ltd
                                      ended December   31, 2022 do not agree
with the amounts
       within those
July 13, 2023 Page 2line items. Please revise as appropriate.
FirstName LastName
 Zhen Fan
FirstName  LastNameZhen  Fan
Haoxi Health  Technology Ltd
Comapany
July       NameHaoxi Health Technology Ltd
     13, 2023
July 13,
Page  3 2023 Page 3
FirstName LastName
Condensed Unaudited Consolidated Statements of Cash Flows, page F-31

6. Please reconcile for us the net of proceeds from short-term borrowings of $90,607 and repayment of short-term borrowings of $129,295 for the six months ended December 31,
         2022 shown here with the decrease in short-term loans of $54,599 between December 31,
         2022 and June 30, 2022 shown on the interim period balance sheet. Notes to Consolidated Financial Statements
Note 10. Shareholders' Equity
Ordinary Shares, page F-44

7. Please revise your disclosure to state the specific amount of net proceeds from the
         4,480,000 Class A ordinary shares issued on November 28, 2022. The amount of
         $2,010,490 shown in the statement of cash flows for the six months ended December 31,
         2022 described as "Capital contribution from a shareholder" appears to be associated with this issuance; if so, revise the description accordingly. Also, reconcile this amount to the
         $1,994,258 for the total "Capital injection" in the statement of changes in accumulated deficit for the interim period ended December 31, 2022. Further, ensure consistency throughout the filing regarding the amount of proceeds from this issuance, for example pages 137, F-22, and F-27, and elsewhere as appropriate.
       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ying Li